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                                                                    Exhibit 99.1



COMMENTS CONCERNING FORWARD LOOKING STATEMENTS

      From time to time, we may make "forward-looking" statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls.
These "forward looking" statements and comments (which may be oral or written), generally identified with words such as "believe," "expect," "anticipate" and similar expressions, are based on our current plans and objectives for future operations, including strategies and initiatives to grow our core standard property and casualty segment, expand into other personal lines segments such as life, accident and health and non-standard auto, control operating expenses and reduce our debt-to-capital ratio. These statements and comments may also relate to issues involving third parties, such as insurance coverage for pending securities class actions and the status of pending reinsurance arbitrations, which underlie our anticipated future economic performance. These comments are inherently "forward-looking" in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

      When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta's responsibility

      The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta's ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a "risk factor" in this manner is an inherently uncertain process, as we can not predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new "risk factors" emerge from time to time, and it is not possible for us to
predict all such risk factors.   Accordingly, the discussion which follows
should not be read as an exhaustive presentation of all potentialities which may cause Vesta's actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.


BUSINESS RISKS

The Personal Lines Insurance Business is Highly Competitive, and We May Not Be Able to Compete Effectively Against Larger, Better Capitalized Companies

      We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

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If Our Competitors Decided to Target Our Customer Base by Offering Lower Priced
Insurance, We May Not Be Able to Respond Competitively

      We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their estimated profit margins. If our competitors decided to target our customer base by offering lower priced insurance, we may not be able to respond competitively.

We Depend On Agents Who May Discontinue Sales of Our Policies at Any Time

      Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately 1,600 agencies in approximately 40 states, we can not rely on the independent agents' loyalty to us. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

If We Cannot Adequately Meet Our Independent Agents' Needs or Keep Pace with Our Competitors' Technological Advances, We May Lose Significant Business

      Because we do business with approximately 1,600 agents in approximately 40 states, we must be able to offer these agents innovative solutions to their daily problems and be able to respond to their needs as quickly as possible to develop their loyalty. If our agency force finds it easier to do business with our competitors, we may not be able to retain their business.

If We Cannot Maintain and Improve Our A.M. Best Ratings, We May Not Be Able to Maintain Premium Volume in Our Insurance Operations Sufficient to Attain Our Financial Performance Goals

      Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. Although A.M. Best Company upgraded our rating to "B+" in February, 2000, we believe we must further improve our rating in order to more effectively compete in the highly competitive personal lines insurance market. Although we intend to work towards a higher rating, A.M. Best Company has ultimate discretion over its rating assignments. If we are unable to achieve a higher A.M. Best rating, we may not be able to grow our premium volume sufficient to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume.

Our Acquisition Strategy May Require Us to Make Significant Capital Infusions, Be Dilutive to Our Existing Shareholders, and Result in Difficulties in Assimilating and Integrating the Operations, Personnel, Technologies, Products And Information Systems of Acquired Companies.

      We have announced a strategy to maximize our returns through strategic investments, including entry into non-standard automobile, life and annuity products and accident and health coverage, and we plan to pursue acquisition opportunities in the future. Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of the acquired company. We may also encounter unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, the key personnel of the acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, acquisitions may materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt and contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to goodwill and other intangible assets. We may seek to account for acquisitions under the pooling-of-interests accounting method, but that method may not be available. Any of these events could cause the price of our common stock to decline. Furthermore, if we issue equity or convertible debt securities to pay for an acquisition, the issuance

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may be dilutive to our existing shareholders. In addition, the equity or debt securities that we may issue could have rights, preferences or privileges senior to those of the holders of our Common Stock.

      We cannot assure you that we will be able to consummate any of our acquisitions or that we will realize the benefits anticipated from these acquisitions. In the future, we may not be able to find other suitable acquisition opportunities. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms. Moreover, due to our limited acquisition experience, it may be difficult for us to successfully integrate any acquired businesses, products, technologies or personnel, which could materially and adversely affect our business, financial condition and results of operations.


FINANCIAL RISKS

We Are Currently Defending Class Action Litigation Seeking Unspecified but Potentially Significant Damages

      As discussed in our public filings, we are currently defending a class action lawsuit alleging, among other things, violations of the federal securities laws. As of December 31, 2000, this class action was still in its preliminary stages. However, the damages or settlement costs incurred by us in disposition of this proceeding could be substantial. Although we have procured a multi-tiered package of directors and officers liability insurance to cover such damages or settlement costs, the issuer of the primary $25 million policy, the Cincinnati Insurance Company, has attempted to rescind its policy. We cannot guarantee that insurance coverage will ultimately be available for any damages or settlements costs incurred. If the damages or settlement costs incurred in connection with this class action are ultimately determined to not be covered by our directors' and officers' insurance policies for any reason, we may incur a significant loss during the period in which such determination is made.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

      Although we reinsure a significant portion of potential losses on the policies which we issue, we initially pay all claims and seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid which we expect to recover from reinsurers, we can never be certain that we will be able to collect those amounts. Sometimes the reinsurer is unable to pay, and other times the reinsurer may dispute our calculation of the amounts recoverable. As discussed in our SEC filings under the caption "Legal Proceedings," we are in disputes with various reinsurers concerning the recoverability of amounts that we believe to be recoverable under two reinsurance treaties. Although we believe the amounts that we report as recoverable are correct, we cannot guarantee that these amounts will ultimately be collected in their entirety. If the amounts recoverable under the relevant treaties are ultimately determined to be materially less than the amounts that we have reported as recoverable, we may incur a significant loss during the period in which such determination is made.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to
Earnings

      We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we can not be sure that ultimate losses and related expenses will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.

Substantial Sales of Our Common Stock by Our Large Stockholders Could Cause Our Stock Price to Fall.

      We have a limited number of stockholders that hold a large portion of our common stock, and a limited number of persons may acquire large portions of our common stock. To the extent any large stockholder sells substantial amounts of our common stock in the public market, the market price of our common stock could fall.

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